November 9, 1994



Western Massachusetts Electric Company
P.O. Box 270
Hartford, CT 06141-0270

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 1993, Western Massachusetts Electric Company (the Company) changed from the lien date method of accounting for municipal property taxes to the fiscal year method to recognize the expense from July 1 through June 30. According to the management of the Company, this change was made to better match the payment and recognition of services provided by the municipalities.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

                                   Very truly yours,

                                   ARTHUR ANDERSEN LLP

                                   Arthur Andersen LLP